 Exhibit 99.1

TransAlta to Acquire Heartland Generation from Energy Capital Partners for $658 million - Expands Capabilities to Meet Demands of Energy Transition

CALGARY, AB, Nov. 2, 2023 /CNW/ -

Highlights

  Highly accretive to free cash flow and cash yield upon closing with approximately 55% of revenues contracted with a weighted-average remaining life of 16 years
  Transaction valued at approximately $658 million, inclusive of the assumption of $268 million of low-cost debt, with an expected EBITDA multiple of approximately 5.5x
  Corporate pre-tax synergies expected to exceed $20 million annually
  Adds 1,844 MW (net interest) of complementary flexible capacity including contracted cogeneration, peaking generation, transmission capacity and development opportunities in hydrogen, which will be needed to support the energy transition and reliability in the Alberta electricity market
  Augments and further diversifies TransAlta's portfolio in Alberta's energy-only market
  Enhances TransAlta's competitive positioning in the highly dynamic and shifting electricity landscape in Alberta

TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or "the Company") announced that it has entered into a definitive share purchase agreement (the "Agreement") with an affiliate of Energy Capital Partners ("ECP"), the parent of Heartland Generation Ltd. and Alberta Power (2000) Ltd. (collectively, "Heartland"), pursuant to which TransAlta will acquire Heartland and its entire business operations in Alberta and British Columbia.  Heartland owns and operates generation assets consisting of 507 megawatts (MW) of cogeneration, 387 MW of contracted and merchant peaking generation, 950 MW of gas-fired thermal generation, transmission capacity and a development pipeline that includes the 400 MW Battle River Carbon Hub. The purchase price for the acquisition is $390 million, subject to working capital and other adjustments, as well as the assumption of $268 million of low-cost debt. The Company will finance the transaction using cash on hand and draws on its credit facilities. The Agreement provides that economic benefits arising after October 31, 2023 will be to the account of TransAlta.

"With this acquisition we are pleased to announce the addition of highly flexible and complementary assets to our Alberta portfolio.  As the energy transition continues to drive new investment in renewables in the Province, our assessment is that the market will require low-cost, highly flexible and fast-responding generation, which will be supportive to grid reliability over the coming years. This  transaction will support us in maintaining our competitive positioning and ensure we have a robust and diversified portfolio, which together with our marketing capabilities, can complement and support a cleaner grid," said John Kousinioris, President and Chief Executive Officer of TransAlta.

"The Heartland portfolio is low cost and will contribute meaningful cash flows with significant value from synergies. It will also support the energy transition until other zero-emitting solutions are developed. We remain committed to our Clean Electricity Growth Plan and net-zero targets. The acquisition of this set of assets represents a strategic investment in our home market with a strong return profile which continues to be aligned with our longer term decarbonization goals," added Mr. Kousinioris.

"ECP is proud of the transition progress that Heartland has made since its acquisition in 2019 through our early coal conversions and the advancements of the Battle River Carbon Hub, all the while consistently delivering reliable electricity to the Province. We are excited for TransAlta to continue advancing the energy transition and meeting the reliability and electricity needs of Alberta," said Andrew Gilbert, ECP Partner.

Investment Highlights

The transaction is strategically attractive to TransAlta and provides the following benefits:

  Expands Flexible Generation Capabilities: Augments and diversifies TransAlta's portfolio in Alberta's energy-only market by expanding its flexible and fast-ramping capacity and marketing capabilities to be able to better respond to changes in market conditions stemming from the intermittency of increasing renewable generation.
  Enhances TransAlta's Competitive Positioning: The acquisition will competitively position TransAlta in response to the changing dynamics in Alberta given the expected significant increase in renewables and other large baseload generation coming online in the next several years in the highly dynamic and shifting electricity landscape in the province.
  Aligned with TransAlta's Alberta Strategy: The portfolio delivers a highly-responsive, flexible and fast-ramping fleet (peaking units) which will be supportive to responsible energy transition and deliver reliability in the Alberta electricity market for the next 10 to 15 years.
  Attractive Transaction Metrics: The acquisition is highly accretive to free cash flow with an attractive multiple and strong cash yield. The transaction acquires a portfolio of assets at approximately $357 per kW, which is well below replacement cost of current and other forms of reliable generation, providing a low-cost expansion of our ability to deliver reliable generation to the market demands of Alberta.
  Highly Contracted Cash Flow: Post-closing, the assets are expected to add approximately $115 million of average annual EBITDA including synergies. Approximately, 55 per cent of revenues are under contract with high creditworthy counterparties which have a weighted-average remaining contract life of 16 years.
  Near-term Synergies: TransAlta will have the opportunity to leverage corporate costs within our existing business which will provide estimated corporate pre-tax synergies of $20 million annually. In addition, the combined portfolio will enable the Company to further optimize operations and supply chains through scale to achieve additional synergies in the future.
  Retains Ownership Presence in Alberta and Builds On Regional Expertise: The Company is well positioned to deliver significant value through our deep technical gas and cogeneration local operational experience which, together with our 112-year history in Alberta, will ensure continuing safe and reliable generation in a dynamic and evolving landscape.
  Battle River Carbon Hub Project: This project is a first-of-its-kind 400 MW integrated clean energy project, combining clean hydrogen, production and carbon sequestration, to create a zero-carbon baseload electricity solution. The project would retrofit the existing generation facility at Battle River and utilize the existing transmission infrastructure, which will minimize development costs for a zero-carbon power solution.
  Maintains Leadership in Decarbonization: TransAlta remains among Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. The Clean Electricity Growth Plan continues to be at the heart of our strategy and is dedicated to meeting the future needs of our customers with clean electricity solutions. TransAlta's ability to meet its 2026 GHG emissions reduction target and carbon net zero by 2045 remain on track.  This acquisition adds to TransAlta's 4.6 GW development pipeline with the addition of a 400 MW hydrogen carbon hub opportunity.

Additional Information on the Agreement

The Agreement is subject to customary closing conditions, including receipt of regulatory approvals.  The transaction is expected to close in the first half of 2024.

Investor Call

A conference call with the investment community will take place on November 2 at 9:00 a.m. MST (11:00 a.m. EST). The call will begin with a short address by John Kousinioris, President and Chief Executive Officer followed by a question-and-answer period for analysts and media.

Dial-in number – TransAlta to Acquire Heartland Generation
Toll-free North American participants call: 1-888-664-6392

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta pass code 522257 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 112 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and AA from MSCI.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: TransAlta's acquisition of Heartland; the anticipated benefits arising from such transaction, including that the transaction will be accretive to free cash flow and cash yield, that Heartland's assets will be supportive to grid reliability for the next 10 to 15 years, and the amount of pre-tax synergies; the acquisition EBITDA multiple of 5.5x; the Company's Clean Electricity Growth Plan and the Company's expectations relating to meeting the future needs of our customers with clean electricity solutions; TransAlta's ability to meet its GHG emissions reduction and net zero targets; the 400 MW hydrogen carbon hub opportunity, including the project's continued development; and the ability to obtain regulatory approval and the timing thereof. These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including, but not limited to: the political and regulatory environments; the price of power in Alberta; and the condition of the financial markets not changing significantly. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving Heartland's facilities; changes in market power and gas prices in Alberta; supply chain disruptions impacting major maintenance and growth projects; failure to obtain necessary regulatory approvals in a timely fashion, or at all; inability to economically or technologically advance the Battle River Carbon Hub Project to final investment decision or commercial operation; any loss of value in the Heartland portfolio during the interim period prior to closing; cybersecurity breaches; negative impacts to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost or at all); changes in prevailing interest rates, currency exchange rates and inflation levels; armed hostilities; general economic conditions in the geographic areas in which TransAlta operates; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended Dec. 31, 2022. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2023/02/c6736.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 02-NOV-23